EXHIBIT 99.1

Cardiome Notes Updated Guidelines From European Society of Cardiology Now Include Brinavess(TM) (Vernakalant) for Infusion

VANCOUVER, B.C., Sept. 10, 2012 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) today noted that the European Society of Cardiology (ESC) has issued updated treatment guidelines for the treatment of adult patients with recent on-set atrial fibrillation, a type of irregular heartbeat. The focused update now includes the intravenous (IV) formulation of BrinavessTM (vernakalant), among other treatments, when pharmacologic cardioversion is preferred, as first line therapy for the cardioversion of atrial fibrillation to normal sinus rhythm in patients with no or moderate structural heart disease. The new guidelines were presented as part of the annual meeting of the European Society of Cardiology Congress in Munich on August 28, 2012 and have been published in the European Heart Journal (Camm et al., (2012), European Heart Journal August 24, 2012).

http://www.escardio.org/guidelines-surveys/esc-guidelines/GuidelinesDocuments/Guidelines_Focused_Update_Atrial_Fib_FT.pdf

"I am pleased with the new ESC guidelines that include a discussion of the results of six clinical trials of BrinavessTM," stated William Hunter, M.D., Interim CEO of Cardiome. "The inclusion of BrinavessTM in these updated guidelines gives us important information to share with the medical community in Europe."

BrinavessTM is approved in the European Union for the rapid conversion of recent onset atrial fibrillation (AF) to sinus rhythm in adults: for non-surgery patients with AF of seven days or less and for post-cardiac surgery patients with AF of three days or less. BrinavessTM is not approved for use in the United States or Canada. Cardiome has licensed worldwide marketing rights for the product to a subsidiary of Merck (known as MSD outside of the United States and Canada) and the commercial introduction of the product is underway in Europe, Latin America and other global markets.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

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